--------------------------------------------------------------------------------
SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------

                                 UNITED STATES                          OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION       -------------------------
                             Washington, D.C. 20549             OMB Number: 3235-0145
                                                                -------------------------
                                  SCHEDULE 13D                  Expires: October 31, 2002
                    Under the Securities Exchange Act of 1934   -------------------------
                               (Amendment No. 1 )*              Estimated average burden
                                             ---                hours per response...14.9
                                                                -------------------------

                           National Auto Credit, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  6329000-10-6
                     --------------------------------------
                                 (CUSIP Number)

                             Robert V. Cuddihy, Jr.
                           National Auto Credit, Inc.
                         555 Madison Avenue, 29th Floor
                            New York, New York 10022
                                 (212) 644-1400

                     --------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 18, 2002
                     --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section)240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 632900-10-6
--------------------------------------------------------------------------------
1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only).............James J. McNamara.........................

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

  (a) ......................................................................

  (b) ......................................................................

--------------------------------------------------------------------------------

3.  SEC Use Only ............................................................

--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions).................PF....................

--------------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e) ............................................................

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization ...... United States of America ....

--------------------------------------------------------------------------------

  Number of          7.  Sole Voting Power .................. 1,889,275 ....
  Shares       .............................................................
  Beneficially       8.  Shared Voting Power ................... -0- .......
  Owned by     .............................................................
  Each               9.  Sole Dispositive Power ............. 1,889,275 ....
  Reporting    .............................................................
  Person With        10. Shared Dispositive Power .............. -0- .......

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person .. 1,889,275

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) ..........................................................

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11) .......... 20.72% ...

--------------------------------------------------------------------------------

CUSIP NO. 6329000-10-6                                                 Page 3

This Amendment No. 1 amends the Schedule 13D originally filed on February 25, 2002 (the "Original Schedule 13D"), by James J. McNamara (the "Reporting Person"), which related to the common stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation. The purpose of Amendment No. 1 is to amend Items 3 and 5 with respect to the acquisition of additional shares by the Reporting Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 18, 2002, the Reporting Person purchased 589,175 shares of the Common Stock in private transactions for a total cost of $88,375.25. The funds used were entirely provided from the Reporting Person's personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 1,889,275 shares of the Common Stock, representing 20.72% of the class. These securities consist of:
     1,389,275 shares of Common Stock and vested options to purchase 500,000 shares of Common Stock exercisable at $0.664 per shares. Does not include 250,000 options to purchase Common Stock, exercisable at $0.664 per share, which may vest on December 15, 2002. Each of these options is exercisable for ten years from December 15, 2000.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of such shares.

(c) Except as disclosed in Item 3 above and in Item 3 of the Original Schedule 13D, the Reporting Person has not made any transactions in the Common Stock during the past sixty days.

(d)  None.

(e)  Not Applicable.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                      /s/ James J. McNamara
                                                      -------------------------
                                                          James J. McNamara